Exhibit (a)(5)(Q)

Endo Pharmaceuticals Successfully Completes Tender Offer for Shares of Indevus

Pharmaceuticals and Announces Subsequent Offering Period

Chadds Ford, PA – February 23, 2009 – Endo Pharmaceuticals (NASDAQ: ENDP) today announced the successful completion of the tender offer by its wholly owned subsidiary, BTB Purchaser Inc., for all of the outstanding shares of common stock of Indevus Pharmaceuticals, Inc. (NASDAQ: IDEV). American Stock Transfer & Trust Company, the depositary for the tender offer, has advised Endo that, as of 5:00 p.m., New York City time, on February 20, 2009, the initial expiration of the tender offer, approximately 61,358,944 shares were validly tendered and not withdrawn in the tender offer, representing approximately 77.972% of Indevus’ issued and outstanding shares. All validly tendered shares have been accepted for payment and Endo will pay for all such shares promptly.

Endo also announced today that it would make available a subsequent offering period commencing immediately and expiring on February 27, 2009 at 5:00 p.m. New York City time for all Indevus shares not tendered into the offer prior to the initial expiration date. During the subsequent offering period, BTB will accept for payment and promptly pay for Indevus shares as they are tendered. Stockholders who tender shares during such period will receive the same $4.50 per Indevus share in cash and the contractual right to receive up to an additional $3.00 per Indevus share in cash payable upon achievement of certain regulatory and sales milestones as was paid to Indevus stockholders pursuant to the tender offer. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offer period may not be withdrawn.

Endo and BTB reserve the right to extend the subsequent offering period in accordance with applicable law. After expiration of the subsequent offering period, BTB will acquire all of the remaining outstanding shares of Indevus common stock by means of a merger under Delaware law. As a result of the purchase of shares in the tender offer, BTB has sufficient voting power to approve the merger without the affirmative vote of any other Indevus stockholder. Following the merger, Indevus will become a wholly-owned subsidiary of Endo, and each share of Indevus’ outstanding common stock will be cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer. Thereafter, Indevus common stock will cease to be traded on the NASDAQ Stock Market.

About Endo

Endo Pharmaceuticals is a specialty pharmaceutical company engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain. Its products include LIDODERM®, a topical patch to relieve the pain of postherpetic neuralgia; PERCOCET® and PERCODAN® tablets for the relief of moderate-to-moderately severe pain; FROVA® tablets for the acute treatment of migraine attacks with or without aura in adults; OPANA® tablets for the relief of moderate-to-severe acute pain where the use of an opioid is appropriate; OPANA® ER tablets for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time; and VOLTAREN® gel, a nonsteroidal anti-inflammatory drug indicated for the relief of the pain of osteoarthritis of joints amenable to topical treatment. The company markets its branded pharmaceutical products to physicians in pain management, neurology, surgery, oncology, and primary care. More information, including this and past press releases of Endo Pharmaceuticals, is available at www.endo.com.

Important Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Endo Pharmaceuticals Holdings Inc. (“Endo”) has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Indevus Pharmaceuticals, Inc. (“Indevus”) has filed a solicitation/recommendation statement with respect to the tender offer. Investors and Indevus shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Indevus and the transaction can be obtained by all Indevus stockholders, without charge, by directing a request to Indevus Pharmaceuticals, Inc., Attention: General Counsel, 33 Hayden Avenue, Lexington, Massachusetts 02421-7966, by telephone at (781) 861-8444 or on Indevus’ website, www.indevus.com.